--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                               UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                FORM 12b-25

                           NOTICE OF LATE FILING

(Check One)
/X/ Form 10-K and Form 10-KSB / / Form 20F / / Form 11-K / / Form 10-Q and Form 10-QSC / / Form N-SAR

                 FOR THE FISCAL YEAR ENDED DECEMBER 31, 1998

                                      OR

                     / / Transition Report on Form 10-K
                     / / Transition Report on Form 20-F
                     / / Transition Report on Form 11-K
                     / / Transition Report on Form 10-Q
                     / / Transition Report on Form N-SAR

                     For the transition period ended: ___.

PART I - REGISTRANT INFORMATION
--------------------------------------------------------------------------------

                          CORNUCOPIA RESOURCES LTD.
                          (Full name of Registrant)

                        COMMISSION FILE NUMBER 0-16778

                        SUITE 540 - 355 BURRARD STREET
                         VANCOUVER, BRITISH COLUMBIA
                                  V6C 2G8

                    (Address of Principal Executive Office)

PART II - RULES 12b-25 (b) AND (c)
--------------------------------------------------------------------------------

(a)  The reasons for this notification of late filing are outlined in Part
     III.

(b) The subject Form 10-K cannot be filed without unreasonable effort and expense by the Registrant by the required due date of March 31, 1999, and the Registrant seeks relief pursuant to Rule 12b-25(b). The Registrant's annual report on Form 10-K for the period ended December 31, 1998, will be filed on or before the fifteenth calendar day following the prescribed due date.

(c)  A letter from the Registrant's accountant's is attached as an Exhibit.

PART III - NARRATIVE
--------------------------------------------------------------------------------

On March 2, 1999, by way of disseminated news release and on March 15, 1999, filed on report Form 8-K to the Securities and Exchange Commission, the Registrant announced plans to undergo a major reorganization. Due to this reorganization, the Registrant was not able to complete all required record keeping, including the assessment and application of recognition in the consolidated financial statements for the reorganization. As a result, the Registrant's auditors have been unable to complete their audit and report on the financial statements on a basis which would allow for the Form 10-K to be finalized and filed electronically by the March 31, 1999 due date. The Registrant has scheduled an audit committee meeting and board of directors meeting for April 1, 1999 at which time the consolidated financial statements and the auditors' report will be presented. The Registrant anticipates filing the Form 10-K in advance of April 15, 1999. Accordingly, the Registrant has requested an extension for 15 calendar days. See also letter dated March 29, 1999 from KPMG LLP attached as Exhibit 20.1.

CORNUCOPIA RESOURCES LTD.

PART IV - OTHER INFORMATION
--------------------------------------------------------------------------------

(1) Name and telephone number of person to contact in regard to this notification:

     GLENN H. FRIESEN             Registrant's telephone number: (604) 687-0619
     CHIEF FINANCIAL OFFICER            Registrant's fax number: (604) 681-4170
     CORNUCOPIA RESOURCES LTD.
     #540 - 355 Burrard Street
     Vancouver, B.C.
     V6C 2G8

(2)  Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or selection 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the Registrant was required to file such report(s) been
     filed? If the answer is no, identity report(s).             Yes /x/ No / /

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or
     portion thereof?                                            Yes /x/ No / /

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


The Registrant has duly caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

                                                      CORNUCOPIA RESOURCES LTD.
                                   (Name of Registrant as specified in charter)


Date: March 29, 1999                                  By:  /s/ Glenn H. Friesen
                                                          ---------------------
                                                               Glenn H. Friesen
                                                        Chief Financial Officer

Explanation of the anticipated change, both narratively and quantitatively, in results of operations from the corresponding period for the last fiscal year:

The results of operations to be reported in the Form 10-K for the fiscal year ended December 31, 1998 were significantly different from the results of operations for the year ended December 31, 1997 for two reasons. Firstly, a write down of $16,000,000 was recorded in the year ended December 31, 1997 against the Mineral Ridge mine. No such write down was made in the year ended December 31, 1998. Secondly, significant reduction in general and administrative expenses will be reported in the fiscal year ended
December 31, 1998 as compared to the fiscal year ended December 31, 1997.

Exhibit 20.1


Cornucopia Resources Ltd.

March 29, 1999

Ladies and Gentlemen

Pursuant to Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934, we inform you that we have been furnished a copy of Form 12b-25 to be filed by Cornucopia Resources Ltd. on or about March 29, 1999, which contains notification of the registrant's inability to file its Form 10-K by March 31, 1999. We have read the Company's statements contained in Part III therein and we agree with the stated reasons as to why we have been unable to complete our audit and report on the financial statements for the year ended December 31, 1998, to be included in Form 10-K.

Yours very truly

(SIGNED) "KPMG LLP"